Filed by Cantor Equity Partners I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners I, Inc.

Commission File No. 001-42464

BSTR Holdings, Inc.

Date: December 4, 2025

As previously disclosed, on July 16, 2025, Cantor Equity Partners I, Inc. (“CEPO”), a Cayman Islands exempted company, and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B.

On December 1, 2025, Sean Bill, Chief Investment Officer of Pubco, had an interview with Roxom TV. The interview was published on YouTube on December 2, 2025. The transcript of the interview is set forth below.

TRANSCRIPT OF DISCUSSION BETWEEN BORJA MARTEL SEWARD, LUCA PAGANO, AND SEAN BILL, PUBLISHED ON YOUTUBE, DECEMBER 2, 2025

Borja Martel Seward:

We have Sean Bill, CEO of BSTR, of the Bitcoin Standard Treasury Company. Wait, we’re not getting him on screen. Why don’t we have you, Sean? Here we go. There we go. All righty. Sean, thank you for coming. Pleasure to have you here. I mean, I’ve seen you all around in Roxom TV, but never with us. So, welcome.

Sean Bill:

Yeah. Oh, it’s great to be here. Thanks for having me. I appreciate it. Good to see you guys.

Borja Martel Seward:

Yeah, great to see you there. Thank you.

Thank you for coming. And Sean, we were talking. So the news of today - Strategy creating the reserve. Essentially, I’ll tell you our interpretation, our analysis is “Dear market, we are not selling our Bitcoin. We have enough cash to pay for all the dividends two years from now.” Yet, the stock is down - 11% in dollar terms; 5% down in Bitcoin terms. And, sorry CIO Sean, CIO of BSTR, and yet the market is pricing negatively Strategy. So we were just talking about like why is it like, why is the market pricing this negatively, if they have a cash reserve and so on, and now would love to hear your thoughts like and again the question is why is the market pricing the stock negatively on today’s opening, if actually at least our understanding is that it’s great news like Strategy won’t need to sell any Bitcoin.

Sean Bill:

Yeah. So, I mean, I think that, Strategy’s kind of amplified Bitcoin, right? So, if Bitcoin has a rough day, then Strategy would, you would expect them to have a little bit of a down day as well. So, I’m not too worried about that. I do think that, Bitcoin having broke the 100,000 level, will probably be consolidating sideways for a little bit. So, I think it’s going to be a choppy, volatile market going into year end. That’s kind of my expectation. I think what we have seen a little bit in the last let’s call it 90 days is a little bit of a shift in the narrative on Bitcoin companies that institutional investors who are now really kind of becoming more active and sniffing around and examining the space are starting to put more weight on, operating capital, operating cash flow, etc. They want to know that you can cover your interest payments, that you can cover your dividend payments, etc. And so we’re seeing that the stocks where they have had to sell Bitcoin to cover interest or other expenses have gotten really hammered.

Micro Strategy overall, not hammered so much, really. I mean down a bit, but relative to some of our other friends out there, it’s been a little more tougher for them.

I think that is really one thing that Adam Back and I really tried to think about was when we were looking at the idea of building BSTR with a few of these early adopters in the Bitcoin ecosystem. We thought that it’s going to be important to be able to actually have an operating company. It’s going to be important to have an operating company because that’s what you need to get included in the indexes. It’s going to be important to have an operating company because you want to be able to confidently cover interest expenses.

You do not necessarily want to have to sell Bitcoin to cover your interest expense. Hopefully, you have cash flow, free cash flow. If you now, that doesn’t mean that you would never sell Bitcoin. Maybe if you’re trading below mNAV, right? Then maybe you should be selling Bitcoin and buying back shares to bring the mNAV back to one. Maybe we’ll see some of these companies play around with that a little bit. But we are in the camp that, we’re trying to build the Berkshire Hathaway of Bitcoin.

We’re very focused on having operating income. We’re very focused on the idea that you need to have strong interest coverage. And that’s kind of how we’re trying to position BSTR in the market.

Borja Martel Seward:

Sean, this is great that we get to talk about this. Out of the more than 100 treasury companies out there and here because we analyze Bitcoin treasury companies every single day. “What would you say is BSTR’s pitch, like what is making BSTR unique and different from the rest and basically, me, bitcoiner, why should I put my Bitcoin into BSTR and not into Strategy with the planet or anything else and something? I give you a disclaimer - nothing of what we talk here guys is forward-looking expectations; nothing of what we talk here is financial advice; this is purely personal opinions. Yeah.

Sean Bill:

Yeah. Exactly. So, again, not financial advice, not investment advice. We’re still in the SEC quiet period here. But what makes BSTR different? Well, number one, we have Adam Back as our co-founder - probably the most OG of OG bitcoiners. Probably, the deepest in terms of technical knowledge of Bitcoin, of any of the players in the space. I think I bring a different skillset to the table with being an institutional investor: the first US pension fund to allocate to Bitcoin in 2021, within the TradFi world, probably considered, relatively early adopter in the 2016 area, having bought Bitcoin back then.

First heard about it in 2014, but it did take me a little while to get, to pull the trigger, I will say which is unfortunate but I think what we bring to the table is really this kind of deep domain expertise in the tech and the portfolio construction and the asset management side of a Bitcoin treasury.

And so if you think about Bitcoin as a treasury and we’re trying to basically say that we think that you can utilize Bitcoin as an asset and that you can generate a return on it.

And so when we came out to the market in July to raise our Bitcoin treasury, we so, Adam and several other OGs stepped up and contributed a significant amount of Bitcoin to seed the vehicle. And then we also opened the round to other Bitcoin OGs that maybe missed it, didn’t see it, didn’t know it was happening. And we did the first in the United States Bitcoin in-kind equity pipe. So, our friends at ALTBG, Alex that was on earlier is where we got the idea from him and H100 from Sander, but we thought, hey, we got to bring this over to the US. Like, we need to show up on Wall Street. We need to flip the script, we need to fuse Bitcoin into the ecosystem. And so, that was a prerequisite of our deal. If you wanted to underwrite the BSTR’s business, you were going to have to be the first to do a Bitcoin in-kind equity pipe in the United States. And so, Cantor agreed to do that. There was a lot of questions about how to do it. But we got it done. We ended up raising another 5,021 Bitcoin at that time at 120,000. That would be roughly about another $600 million. So that was in addition to a 1.5 billion fiat raise as well, right? So, we raised, convertible debt. We raised the first preferred equity, outside of Micro Strategy. We’re the first treasury company to do it in the US outside of Micro Strategy. We did a common equity pipe - so a lot of different instruments there and so for us it’s really important to really try to push the mission of Bitcoin forward and to be kind of a beach head here in the United States so when we came out in July we said we will be an actively managed Bitcoin treasury. We’re not going to be a passive treasury that just sits on the Bitcoin, lets the Bitcoin do all the talking for us although we do think it will do most of the talking. But we do think that there’s actually great opportunities here. Where we’ve got a little skunk works division here that’s working on different ideas and strategies to generate yield.

Some of those strategies are pretty well known with options, covered calls, puts, basis trading, financing costs, etc. Some are less well known and less accessible to the average investor like high frequency trading, interchange arbitrage, etc. Those are some of our alpha strategies because if you step back and look at Bitcoin it’s still it’s a teenager right. It’s like 17 years old, it’s still a very inefficient, less well understood capital market space, right? So that means where there’s inefficiency, there’s a lot of opportunity. We see that with the Micro Strategy’s preferreds - these are mispriced securities. If it was 1976, we’d be talking about like how junk bonds were mispriced relative to investment grade credit. You were capturing an extra 600 basis points in yield for about an extra 300 basis points in yield and risk. It’s the same thing with Micro Strategy right now. They’re paying 10% yield. There’s a mispricing in the market. People don’t understand it. People should take advantage of it while they can. Eventually, people understand that Bitcoin is the purest form of collateral and that those yields will normalize. I think actually, in my lifetime, I’m 54 years old, I would expect to see before I’m gone, that Bitcoin will trade inside US treasuries in terms of yields.

Borja Martel Seward:

Well, that’s very interesting. This is amazing and music to our ears because like we’re, one of the things that we love to say is that just buying Bitcoin is equivalent to an Argentine buying US dollars. Okay. So now what? Like you escaped the weak currency, so what do you do now with a strong one, right?

Sean Bill:

Yes, we really do see that kind of Berkshire Hathaway of Bitcoin as a great model. We think we can operate with a relatively lean team, are really our job is to be very efficient capital allocators within the ecosystem to really be a catalyst to push Bitcoin forward and that’s kind of the way we’re viewing it. We’re really trying to position ourselves that way.

Borja Martel Seward:

And, Sean, I have a question for you, because I do believe that in this world of nobody doing this, this is like a bold move. Why is no other Bitcoin treasury company going this way and is everybody going like that? Just huddle away, just keep it there, bury the Bitcoin and just do nothing. What do you think?

Sean Bill:

I think, I do think that the other treasury companies are run by older Bitcoin managers, right? They’re bitcoiners, right? They haven’t come from TradFi world. I came out of the hedge fund world. I started at the Chicago Board of Trade on the agriculture floor and then when it was open outcry when you would literally be like “I’ll sell you 500 at a quarter” and you’d have to confirm it visually. Was that a fixed income relative value hedge fund. So I think a lot of the ideas that we’re building here are really kind of like a bridge between the old TradFi world and the Bitcoin ecosystem. I think to be able to build that and build those bridges, you have to have had experience in both spaces. And so I think we’re relatively uniquely positioned for that. I think, we in terms of our scale, we’re currently, I think, number four or five. We have a lot of Bitcoin or a lot of I should say a lot of cash, fiat on the balance sheet that will be coming in once the SEC approves our transaction.

I think actually the timing in the market’s going to work really well in our favor. You can’t predict it. We don’t know. But if we were to convert at these current levels, you will see BSTR as, really a contender for number two. And I think that, once we get through the SEC process, we’re going to step on the gas and we’re going to go out and we’re going to really do a lot of capital markets activity. That’s our number one priority. We want to accumulate a massive stash of Bitcoin.

Borja Martel Seward:

Oh, we lost Sean.

Luca Pagano:

We lost him at second.

Borja Martel Seward:

In the best moment. We lost you in the best moment. “As much business as possible” and?

Sean Bill:

Yeah. Oh, and as I was saying, we really want to use that Bitcoin as an asset. We want to be, so, we’re going to be a publicly traded company. We’re going to be probably top three Bitcoin treasury when it’s said and done. We will be the biggest actively managed Bitcoin treasury. We want to put ourselves in a position to be the counterparty of choice for other financial DeFi, sorry TradFi counterparties, when they want to face off. Let’s say you’re a Citadel or you’re a DRW and you need to borrow some Bitcoin or what have you on your balance sheet to make markets or whatever. We want them to gravitate to BSTR. Like these are the adults in the room. They understand how this works. They come from the TradFi world. They run hedge funds. They run pension funds. They understand institutional and sovereign money. And, that’s what we’re shooting for. We want to be the biggest and we want to be the most active.

Luca Pagano:

Sean, that is beautiful, man. Sorry. I was going to say like, Sean, I mean I love assets management. We are Roxom here. We’re basically building the Bitcoin capital market. So, we hate idle Bitcoins in that sense. And when we talk about derivatives and earning Bitcoins is about managing actively those assets. One question I had there for you Sean is like with that in mind, how do you actively communicate, like considering you’re a public company and that you will be different from the rest in that sense, how will you be communicating this is active asset management in terms of this is our approach for having more per share right.

Sean Bill:

So we are very focused on long termism, long-term investors, people with a long horizon that want to stack sats for 20, 30 years. If you look at Berkshire Hathway’s investor base, about 95% of that investor base does not turn over, right? They are long-term shareholders that stay with the company long term. And so, we really are really trying to take some of the best lessons that we’ve learned. I don’t know if you guys have been to Omaha, but I’ve been out there many times for the Berkshire Hathaway annual meetings. We want to really try to build something that’s enduring for multi-decade approach.

How do we communicate it? We’ll do quarterly updates on our quarterly investor calls and we’ll do an annual meeting, a shareholder meeting. Look out for that. That’s going to be an amazing event. We’re really kind of right now trying to figure out should we do it in Omaha in parallel with Berkshire Hathaway and bring the bitcoiners to Omaha. Right. So, if you think about Berkshire Hathway, you know as kind of the exposure to the traditional economy, they have the coal, the railways, the power utility companies - all these like traditional businesses. We want to give that next generation of investors the opportunity to invest in the next generation of Berkshire Hathaway: the rails are Bitcoin, right? You got payments companies, you have exchanges, you have all these different elements which will, could we basically hold the own subsidiaries underneath the main holding company, so I think you’ll see us initially our focus will be on getting yield, getting alpha but over time we’ll be looking at consolidating the industry as well.

Borja Martel Seward:

Sean, what is the timeline for the, I mean if you cannot say, it is completely fine, but more or less like, what is the timeline for this merger to become effective?

Sean Bill:

Yeah, so the government shutdown pushed us out a bit. As you guys know, the government was closed for 40 or some days, and so we were hoping to actually, be in the market in December or January. I think we’ll be, kind of like that 40-day shutdown will push through and you’ll see us probably more like a March timeframe, before we actually hit the market. Unless we have a little good luck with the SEC and they, maybe accelerate our filings.

Borja Martel Seward:

Got it. And Sean, so Berkshire Hathaway does plenty of things. And you guys are talking a lot about active capital and asset management. Are you guys going to be jumping also into the kind of Nakamoto play which is like investing in other treasury companies? I mean you just said it in consolidating the industry and so on but, like how are you looking at that? We’ve also had the similar and Strive merger in the way, how, what’s your take in, like, again you said consolidation you mentioned it, but what’s your take on like just investing and consolidating like this specifically Bitcoin treasury companies and so on?

Sean Bill:

Well, I think if a Bitcoin treasury company were trading below a mNAV and it made sense for us to acquire that company and fold it into BSTR, we would consider that. I wouldn’t look at us as like a I think some of the treasury companies are kind of like a CDO-squared right? where they are a treasury company that invests in other treasury companies as their primary mission. That won’t be our strategy, let me be clear on that, that is not our strategy. Our strategy is to generate a yield on the assets that we own, to be actively managing that Bitcoin, to then look at consolidating other players in the industry under our balance sheet.

So, when I say consolidation of the industry, I mean also other Bitcoin companies, right? So, if you’re a company, let’s say, you’re a stage C or D company that’s maybe not public yet and financing costs are low double digits, it could make a lot of sense for you to come operate as a wholly owned subsidiary of BSTR and access our balance sheet where we borrow at 1%. And, right off the bat, you’re knocking out 10% of your interest cost, right? Which makes your business more efficient. We can help you scale. We can be a catalyst. We have a lot of other partner organizations that we work very closely with. So, I think when I look at ours, I’m looking at more like wholly owned subs that will continue to function as wholly owned subs with our hands off. Adam and I are not trying to do daily management of these different companies. We really view our role as a to be a strategic allocator of capital and our goal is to really be as efficient as we can be in that process and to make sure that the capital is going to the right players who need capital to scale their mission and that we want to be a catalyst.

Our view is that, our goal is that we will own so much Bitcoin that as Bitcoin rises, as it’s kind of a rising, I don’t know if you can see my hands, as a rising tide lifts all boats right so we want to be that company that can help bring up the whole ecosystem really, and that’s kind of the way we’re looking at it. We have to get through all the SEC approvals. We have to get through the public offering, the shareholder business combination agreement and those things. And we anticipate that that will hopefully happen in Q1 of 2026. Got pushed out a little bit with the government shutdown, but I think we’ll, we’re pretty close to being on track.

Borja Martel Seward:

Oh, this is great. I have one final question for you, Sean, which is: how will you track BSTR’s price action? Will you track it in terms of Bitcoin or will you track it in terms of dollars?

Sean Bill:

Oh, definitely in Bitcoin. So we’re Bitcoin per share is what we’re trying to focus on. We want to increase the Bitcoin per share for our investors. We’ll do that using leverage with the convertible notes. We’ll do that using, I guess you call it torque, if you want to call it preferred, preferred notes. We also think it’s going to be very important in our case to be a global issuer. I’m leaving tomorrow to go to Abu Dhabi and spend the week in the Middle East. We just met with some of the other Middle Eastern investors in Washington DC last two weeks ago I guess it was. We really want to make sure that we are a global player that we’re issuing instruments in Swiss Franks, Japanese yen, Euros, dollars, wherever the markets need the capital. So that’s going to be a high priority item for us.

Borja Martel Seward:

Amazing. Sean, as we have 1,800 people watching this right now, any final remarks? And as we have to end our show, unfortunately for today, because I would, we would speak with you like for five more hours. Any final remarks for everybody?

Sean Bill:

Well, I think the main thing with investing, I’ve been investing for 30 years, nominated the CIO of the year in 2021 by CIO Magazine and won Bloomberg hedge weeks multistrat credit hedge fund of the year in 2022 and 2023 back-to-back years with only manager to repeat. The thing I would tell your viewers is dollar cost average. You know, stay with it; continue to buy on the breaks and if you can dollar cost average and have a long horizon, Bitcoin can solve a lot of problems for you.

Borja Martel Seward:

Amazing.

Luca Pagano:

Beautiful.

Borja Martel Seward:

Guys, Sean Bill, CIO at BSTR, fifth largest, I mean as tech like fifth largest Bitcoin treasury company but if the price continues dipping and timing is right we could actually be yeah…

Sean Bill:

Yeah. Fifth largest before we convert our fiat. Yeah.

Borja Martel Seward:

Exactly. Exactly. So fifth largest before converting and actually the market is helping BSTR like climb that ladder, right?

Sean Bill:

Absolutely. Yeah.

Borja Martel Seward:

So well, Sean, I hope that we have you here more often. Amazing.

Sean Bill:

Glad to join anytime. All right, bye. See you guys. Bye.

Additional Information and Where to Find It

BSTR Holdings, Inc. (“Pubco”) and BSTR Newco, LLC (“Newco”) intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (the “Business Combination”), pursuant to the Business Combination Agreement, dated July 16, 2025, among Pubco, CEPO, Newco and the other parties named therein (the “Business Combination Agreement”), the concurrent private placement of Pubco’s 1.00% convertible senior secured notes (the “Convertible Notes” and such private placement, together with the options to investors to purchase additional Convertible Notes and the option to purchase Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”), collectively, the “Convertible Notes Private Placement,”), the concurrent private placement of the Preferred Stock (the “Preferred Stock Private Placement”), the concurrent private placement of class A common membership interests of Newco (the “Newco Class A Interests” and such private placement, the “Newco Private Placement”), the private placement of CEPO’s Class A ordinary shares (the “CEPO Class A Ordinary Shares” and such private placement, the “CEPO Equity PIPE” and, together with the Convertible Notes Private Placement, the Preferred Stock Private Placement and the Newco Private Placement, the “Private Placement Investments”) and other transactions contemplated by the Business Combination (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and shares of Preferred Stock to be issued by Pubco, the CEPO Class A Ordinary Shares to be issued by CEPO and the Newco Class A Interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Newco Class A Interests at the closing of the Business Combination, pursuant to the Business Combination Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the price and volatility of Bitcoin, the future supply of and demand for Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new monetary system, Bitcoin’s ability to hedge inflation and economic uncertainty, Pubco’s listing on an applicable stock exchange, the economic conditions surrounding Bitcoin, Pubco’s planned business strategy including Pubco’s ability to grow its stockholders’ ownership of Bitcoin over time, generate Bitcoin yield, partner with Bitcoin technology companies and produce and provide Bitcoin-related advisory and other services, Pubco’s ability to become the preferred counterparty to finance companies, Pubco’s performance and market position, Pubco’s ability to catalyze the fusion of Bitcoin into finance and capital markets, Pubco’s position in the Bitcoin ecosystem, Pubco’s ability to access legacy Bitcoin investors, Pubco’s contemplated business strategies including with respect to the potential use of Bitcoin as collateral in insurance underwriting and mortgage products and potential covered calls and option strategies and funding lightning nodes, any projected outcomes or expectations of crypto treasury strategies or businesses, expectations of Bitcoin to perform as a superior treasury asset, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, Pubco’s plans and expectations with respect to any future securities, including any Bitcoin-denominated securities, the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, any pro forma values associated with any Proposed Transactions or with Pubco, any proposed transaction structures and offering terms, estimates on timing of the Proposed Transactions and the anticipated schedule to completion the listing of Pubco securities, plans and expectations for Bitcoin adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with Bitcoin and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner in line with the anticipated schedule to completion or that the Proposed Transactions may not be completed at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the Private Placement Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEPO Class A Ordinary Shares or the Class A ordinary shares of Pubco (the “Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities in any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.